EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year					Nine Months Ended September 30, 2002
	1997	1998	1999	2000	2001
Earnings:
Income before income taxes	$161,645	$158,268	$50,062	$45,847	$132,095	$91,724
Interest expense	18,139	19,945	18,926	15,282	21,776	18,357
Amortization of debt costs	265	257	390	454	782	426
Interest portion of rental expense	4,427	5,355	5,429	5,832	6,242	4,660

Total earnings	184,476	183,825	74,807	67,415	160,895	115,167

Fixed charges:
Interest expense	18,139	19,945	18,926	15,282	21,776	18,357
Amortization of debt costs	265	257	390	454	782	426
Interest portion of rental expense	4,427	5,355	5,429	5,832	6,242	4,660

Total fixed charges	22,831	25,557	24,745	21,568	28,800	23,443

Ratio of earnings to fixed charges	8.1	7.2	3.0	3.1	5.6	4.9